Exhibit 3.1

OCUGEN, INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS
OF
SERIES C PREFERRED STOCK

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

The undersigned, Shankar Musunuri, does hereby certify that:

1. He is the Chief Executive Officer of Ocugen, Inc., a Delaware corporation (the “Corporation”).

2. The Corporation is authorized to issue 10,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), 30,000 of which are designated as Series A Convertible Preferred Stock and 54,745 of which are designated as Series B Convertible Preferred Stock.

3. The following resolutions were duly adopted by the board of directors of the Corporation (the “Board of Directors”):

WHEREAS, the Sixth Amended and Restated Certificate of Incorporation of the Corporation (as amended, the “Certificate of Incorporation”) provides for a class of its authorized stock known as Preferred Stock, consisting of 10,000,000 shares, $0.01 par value per share, issuable from time to time in one or more series;

WHEREAS, the Board of Directors is authorized, without further stockholder approval, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof; and

WHEREAS, it is the desire of the Board of Directors, pursuant to such authority, to fix the rights, preferences, restrictions and other matters relating to a series of the preferred stock, which shall consist of up to 260,000 shares of the preferred stock which the Corporation has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of preferred stock for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of preferred stock as follows:

TERMS OF PREFERRED STOCK

1.	Designation, Amount and Par Value. The series of Preferred Stock created hereby shall be designated as the Series C Preferred Stock (the “Series C Preferred Stock”), and the number of shares so designated shall be 260,000. Each share of Series C Preferred Stock shall have a par value of $0.01 per share.

2.	Dividends. The holders of Series C Preferred Stock, as such, shall not be entitled to receive dividends of any kind.

3.	Voting Rights. Except as otherwise provided by the Certificate of Incorporation or required by law, the holders of shares of Series C Preferred Stock shall have the following voting rights.

3.1.	Except as otherwise provided herein, each outstanding share of Series C Preferred Stock shall have 1,000,000 votes per share (and, for the avoidance of doubt, each fraction of a share of Series C Preferred Stock shall have a ratable number of votes). The outstanding shares of Series C Preferred Stock shall vote together with the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of the Corporation as a single class exclusively with respect to the Share Increase Proposal, Voting Standard Proposal and the Adjournment Proposal (as such terms are defined below) and shall not be entitled to vote on any other matter except to the extent required under the General Corporation Law of the State of Delaware (the “DGCL”). Notwithstanding the foregoing, and for the avoidance of doubt, each share of Series C Preferred Stock (or fraction thereof) redeemed pursuant to the Initial Redemption (as defined below) shall have no voting power with respect to, and the holder of each share of Series C Preferred Stock (or fraction thereof) redeemed pursuant to the Initial Redemption shall have no voting power with respect to any such share of Series C Preferred Stock (or fraction thereof) on, the Share Increase Proposal, Voting Standard Proposal, the Adjournment Proposal or any other matter brought before any meeting of stockholders held to vote on the Share Increase Proposal or Voting Standard Proposal. As used herein, (1) the term “Share Increase Proposal” means any proposal to adopt an amendment to the Certificate of Incorporation to increase the number of authorized shares of Common Stock in accordance with the terms of such amendment, (2) the term “Voting Standard Proposal” means any proposal to adopt an amendment to the Certificate of Incorporation to adjust voting requirements for certain future amendments to the Certificate of Incorporation in accordance with recent amendments to Section 242(d) of the General Corporation Law of the State of Delaware, and (3) the term “Adjournment Proposal” means any proposal to adjourn any meeting of stockholders called for the purpose of voting on the Share Increase Proposal or Voting Standard Proposal.

3.2.	Unless otherwise provided on any applicable proxy or ballot with respect to the voting on the Share Increase Proposal, Voting Standard Proposal or the Adjournment Proposal, the vote of each share of Series C Preferred Stock (or fraction thereof) entitled to vote on the Share Increase Proposal, Voting Standard Proposal, the Adjournment Proposal or any other matter brought before any meeting of stockholders held to vote on the Share Increase Proposal, Voting Standard Proposal and the Adjournment Proposal shall be cast in the same manner as the vote, if any, of the share of Common Stock (or fraction thereof) in respect of which such share of Series C Preferred Stock (or fraction thereof) was issued as a dividend is cast on the Share Increase Proposal, Voting Standard Proposal, the Adjournment Proposal or such other matter, as applicable, and the proxy or ballot with respect to shares of Common Stock held by any holder on whose behalf such proxy or ballot is submitted will be deemed to include all shares of Series C Preferred Stock (or fraction thereof) held by such holder. Holders of Series C Preferred Stock will not receive a separate ballot or proxy to cast votes with respect to the Series C Preferred Stock on the Share Increase Proposal, Voting Standard Proposal, the Adjournment Proposal or any other matter brought before any meeting of stockholders held to vote on the Share Increase Proposal or the Voting Standard Proposal.

4.	Rank; Liquidation.

4.1.	The Series C Preferred Stock shall rank senior to the Common Stock as to any distribution of assets upon a liquidation, dissolution or winding up of the Corporation, whether voluntarily or involuntarily (a “Dissolution”). For the avoidance of any doubt, but without limiting the foregoing, neither the merger or consolidation of the Corporation with or into any other entity, nor the sale, lease, exchange or other disposition of all or substantially all of the Corporation’s assets shall, in and of itself, be deemed to constitute a Dissolution.

4.2.	Upon any Dissolution, each holder of outstanding shares of Series C Preferred Stock shall be entitled to be paid out of the assets of the Corporation available for distribution to stockholders, prior and in preference to any distribution to the holders of Common Stock, an amount in cash equal to $0.01 per outstanding share of Series C Preferred Stock.

5.	Redemption.

5.1.	All shares of Series C Preferred Stock that are not present in person or by proxy at any meeting of stockholders held to vote on the Share Increase Proposal, Voting Standard Proposal and the Adjournment Proposal as of immediately prior to the opening of the polls at such meeting (the “Initial Redemption Time”) shall automatically be redeemed by the Corporation at the Initial Redemption Time without further action on the part of the Corporation or the holder thereof (the “Initial Redemption”).

5.2.	Any outstanding shares of Series C Preferred Stock that have not been redeemed pursuant to an Initial Redemption shall be redeemed in whole, but not in part, (i) if such redemption is ordered by the Board of Directors in its sole discretion, automatically and effective on such time and date specified by the Board of Directors in its sole discretion or (ii) automatically upon the approval by the Corporation’s stockholders of the Share Increase Proposal and Voting Standard Proposal at any meeting of stockholders held for the purpose of voting on such proposals (any such redemption pursuant to this Section 5.2, the “Subsequent Redemption” and, together with the Initial Redemption, the “Redemptions”). As used herein, the “Subsequent Redemption Time” shall mean the effective time of the Subsequent Redemption, and the “Redemption Time” shall mean (i) with respect to the Initial Redemption, the Initial Redemption Time and (ii) with respect to the Subsequent Redemption, the Subsequent Redemption Time.

5.3.	Each share of Series C Preferred Stock redeemed in any Redemption pursuant to this Section 5 shall be redeemed in consideration for the right to receive an amount equal to $0.01 in cash for each ten whole shares of Series C Preferred Stock that are “beneficially owned” by the “beneficial owner” (as such terms are defined below) thereof as of immediately prior to the applicable Redemption Time and redeemed pursuant to such Redemption, payable upon the applicable Redemption Time; provided, however, that for the avoidance of doubt, the redemption consideration in respect of the shares of Series C Preferred Stock (or fractions thereof) redeemed in any Redemption pursuant to this Section 5: (x) shall entitle the former beneficial owners of less than ten whole shares of Series C Preferred Stock redeemed in any Redemption to no cash payment in respect thereof and (y) shall, in the case of a former beneficial owner of a number of shares of Series C Preferred Stock (or fractions thereof) redeemed pursuant to any Redemption that is not equal to a whole number that is a multiple of ten, entitle such beneficial owner to the same cash payment, if any, in respect of such Redemption as would have been payable in such Redemption to such beneficial owner if the number of shares (or fractions thereof) beneficially owned by such beneficial owner and redeemed pursuant to such Redemption were rounded down to the nearest whole number that is a multiple of ten (such, that for example, the former beneficial owner of 25 shares of Series C Preferred Stock redeemed pursuant to any Redemption shall be entitled to receive the same cash payment in respect of such Redemption as would have been payable to the former beneficial owner of 20 shares of Series C Preferred Stock redeemed pursuant to such Redemption). As used herein, “Person” shall mean any individual, firm, corporation, partnership, limited liability company, trust or other entity, and shall include any successor (by merger or otherwise) to such entity. As used herein, a Person shall be deemed the “beneficial owner” of, and shall be deemed to “beneficially own,” any securities which such Person is deemed to beneficially own, directly or indirectly, within the meaning of Rule l3d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

5.4.	From and after the time at which any shares of Series C Preferred Stock are called for redemption (whether automatically or otherwise) in accordance with Section 5.1 or Section 5.2, such shares of Series C Preferred Stock shall cease to be outstanding, and the only right of the former holders of such shares of Series C Preferred Stock, as such, will be to receive the applicable redemption price, if any. The shares of Series C Preferred Stock redeemed by the Corporation pursuant to this Certificate of Designation shall, upon such redemption, be automatically retired and restored to the status of authorized but unissued shares of Preferred Stock. Notwithstanding anything to the contrary herein or otherwise, and for the avoidance of doubt, any shares of Series C Preferred Stock (or fraction thereof) that have been redeemed pursuant to an Initial Redemption shall not be deemed to be outstanding for the purpose of voting or determining the number of votes entitled to vote on any matter submitted to stockholders (including the Share Increase Proposal, Voting Standard Proposal, the Adjournment Proposal or any other matter brought before any meeting of stockholders held to vote on the Share Increase Proposal or the Voting Standard Proposal) from and after the time of the Initial Redemption. Notice of any meeting of stockholders for the submission to stockholders of any proposal to approve the Share Increase Proposal or the Voting Standard Proposal shall constitute notice of a redemption of shares of Series C Preferred Stock pursuant to an Initial Redemption and result in the automatic redemption of the applicable shares of Series C Preferred Stock (and/or fractions thereof) pursuant to the Initial Redemption at the Initial Redemption Time pursuant to Section 5.1 hereof. Notice by the Corporation of the stockholders’ approval of the Share Increase Proposal or the Voting Standard Proposal, whether by press release or by the filing of a Current Report on Form 8-K with the Securities and Exchange Commission, shall constitute a notice of a redemption of shares of Series C Preferred Stock pursuant to a Subsequent Redemption and result in the automatic redemption of the applicable shares of Series C Preferred Stock (and/or fractions thereof) pursuant to the Subsequent Redemption at the Subsequent Redemption Time pursuant to Section 5.2 hereof. In connection with the filing of this Certificate of Designation, the Corporation has set apart funds for payment for the redemption of all shares of Series C Preferred Stock pursuant to the Redemptions and shall continue to keep such funds apart for such payment through the payment of the purchase price for the redemption of all such shares.

6.	Transfer. Shares of Series C Preferred Stock will be uncertificated and represented in book-entry form. No shares of Series C Preferred Stock may be transferred by the holder thereof except in connection with a transfer by such holder of any shares of Common Stock held thereby, in which case a number of one one-thousandths (1/1,000ths) of a share of Series C Preferred Stock equal to the number of shares of Common Stock to be transferred by such holder shall be automatically transferred to the transferee of such shares of Common Stock. Notice of the foregoing restrictions on transfer shall be given in accordance with Section 151 of the DGCL.

7.	Fractional Shares. The Series C Preferred Stock may be issued in whole shares or in any fraction of a share that is one one-thousandth (1/1,000th) of a share or any integral multiple of such fraction, which fractions shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, participate in distributions upon a Dissolution and have the benefit of any other rights of holders of Series C Preferred Stock.

8.	Severability. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.

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IN WITNESS WHEREOF, Ocugen, Inc. has caused this Certificate of Designation of Series C Preferred Stock to be duly executed by the undersigned duly authorized officer as of this 10th day of May, 2024.

OCUGEN, INC.

By:	/s/ Shankar Musunuri
Name:	Shankar Musunuri
Title:	Chairman, Chief Executive Officer, & Co-Founder

[Signature Page to the Certificate of Designation of Series C Preferred Stock]